U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                                FORM 4

            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

    Frank E. Williams, Jr.
    2789-B Hartland Road
    Falls Church, Virginia 22043

2. Issuer Name and Ticker or Trading Symbol

    Kaiser Group Holdings, Inc.  (KGHI/KGHIP)

3.  IRS or Social Security Number of Reporting Person, if an entity
    (Voluntary)

4. Statement for Month/Day/Year

   February/3/2003

5. If Amendment, Date of Original (Month/Day/Year)

   n/a

6. Relationship of Reporting Person to Issuer (Check all applicable)

 X   Director
     Officer - Title -
     10% Owner
     Other

7.  Individual or Joint/Group Filing (Check Applicable Line)

 X    Form filed by One Reporting Person

      Form filed by More than One Reporting Person

**********************

     Table I - Non-Derivative Securities Acquired,
               Disposed of, or Beneficially Owned

1.  Title of Security

    A. Kaiser Group Holdings, Inc. Common Stock (KGHI)
    B. Kaiser Group Holdings, Inc. Preferred Stock (KGHIP)

2. Transaction Date (Month/Day/Year)

   February/3/2003

2A. Deemed Execution Date, if any (Month/Day/Year)

    N/a

3.  Transaction Code

     P (KGHIP purchased by Williams Family LP)

4.  Securities Acquired (A) or Disposed of (D)

       Amount    (A) or (D)    Price
         500         A         $36.00
         100         A         $38.75
         200         A         $39.00


5. Amount of Securities Beneficially Owned following reported transaction(s)

       A.  8,000 Common, consisting of:
          ------
        a. 4,000
        b. 2,000
        c. 2,000

       B.  3,350 Preferred, consisting of:
          ------
        a.   500
        b.   650
        c. 2,000
        d.   200

6.  Ownership Form: Direct (D) or Indirect (I)

     A. Common
      a. D
      b. I
      c. I

     B. Preferred
      a. D
      b. I
      c. I
      d. I

7.  Nature of Indirect Beneficial Ownership

    A. Common
     b.  by spouse (Mr. Williams disclaims beneficial ownership)
     c. by Williams Family LP, of which Mr. Williams is the controlling person

    B. Preferred
     b.  by spouse (Mr. Williams disclaims beneficial ownership)
     c. by Williams Family LP, of which Mr. Williams is the controlling person
     d.  as trustee for minor granchildren

**********************

Table II - Derivative Securities Acquired,
           Disposed of, or Benefically Owned

1.  Title of Derivative Security

    n/a


2. Conversion or Exercise Price of Derivative Security

    n/a

3. Transaction Date (Month/Day/Year)

    n/a

4. Transaction Code

    n/a

5.  Number of Derivative Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

    N/a

6. Date Exercisable and Expiration Date (Month/Day/Year)

    n/a


7.  Title and Amount of Underlying Securities

    n/a

8. Price of Derivative Security

    n/a

9. Number of derivative Securities Beneficially Owned Following
   Reported Transaction(s)

    n/a


10. Ownership Form of Derivative Securities: Direct (D) or
    Indirect (I)

    n/a

11. Nature of Indirect Beneficial Ownership

    n/a

Signature of Reporting Person

/s/ Frank E. Williams, Jr.      Date: February 3, 2003
Frank E. Williams, Jr.